Exhibit 99.1
                                                                    ------------

                                                            3 months and 9
                                                           months ended 30
                                                            September 2000
                                                                   (pound)
Other income                                                             -
Other interest receivable and similar income                     4,549,783
Interest payable and similar charges                           (4,549,783)
                                                           ----------------
Profit on ordinary activities before and after taxation                  -
                                                           ================

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Telewest Finance (Jersey) Limited

Balance sheet

                                                                    At 30
                                                           September 2000
                                                                  (pound)
Current assets
Debtors: due after more than one year                         342,684,634
                                                          ----------------

Creditors: amounts falling due within one year                (4,549,784)
                                                          ----------------

Net current assets                                            338,134,850
                                                          ----------------

Total assets less current liabilities                         338,135,850
                                                          ----------------

Creditors: amounts falling due after more than one year     (338,134,848)
                                                          ----------------
Net assets                                                              2
                                                          ================

Capital and reserves
Called up share capital                                                 2
Profit and loss account                                                 -
                                                          ----------------
Equity shareholders' funds                                              2
                                                          ================


                                       2
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Telewest Finance (Jersey) Limited

ADDITIONAL INFORMATION FOR US INVESTORS (unaudited)

The Company prepares its accounts in accordance with generally accepted accounting principles (GAAP) in the United Kingdom which differ in certain material respects from US GAAP. There are no significant differences which requires it necessary to restate net income and shareholders' equity in accordance with US GAAP.















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